NUTRIBAND INC.

121 South Orange Ave., Suite 1500

Orlando, Florida 32801

May 27, 2020

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Nutriband Inc.

SEC Comment Letter dated May 22, 2020

Amendment No. 1 to Registration Statement on Form S-1

Filed May 19, 2020

File No. 333-237724

Dear Sir/Madam:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated May 22, 2020 (the “Comment Letter”) relating to the filing made by Nutriband Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

The Company has filed, concurrently with the filing of this correspondence, an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-1

Selling Stockholders, page 24

1. We note your disclosure in the second paragraph of this section that the 25,000 shares of common stock issued upon conversion of the loans are being registered for resale. It appears, however, that such shares have been removed from your table. Please advise or revise your disclosure as appropriate.

The Company has inserted on the cover page of the Registration Statement an amended Calculation of Registration Fee table removing the 25,000 shares from the shares of common stock being registered in the offering, with a resulting adjustment in the registration fee. In addition, the paragraph under the caption “Selling Stockholders” discussing the transaction in which the 25,000 shares were issued and stating that these shares were included in the table below has been deleted.

Exhibit 5.1, page II-6

2. We note that the opinion only opines as to the shares issuable upon exercise of the warrants. If you are registering shares for resale that are outstanding, please file an opinion that opines on those shares.

In response to this comment, the Exhibit 5.1 opinion has been filed with the requested changes.

Sincerely,

NUTRIBAND INC.

By:	/s/ Gareth Sheridan
Gareth Sheridan
Chief Executive Officer